Exhibit 99.1

QIWI Obtained a License Allowing Conversion of ADSs Into the Underlying Shares

NICOSIA, CYPRUS – December 21, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that the competent sanction authority at Cyprus granted an approval to authorize a derogation in respect of the Russian National Settlement Depositary (“NSD”) which allows QIWI shareholders on the Moscow Exchange (“MOEX”) to conduct a conversion of their American Depositary Shares (“ADS”) into the underlying shares

Effect of international sanctions

Although to date QIWI has not experienced any direct material impact from any sanctions administered or enforced since February 24, 2022, by the United States government (including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control), by the European Union, or by His Majesty’s Treasury (collectively, “Sanctions”) on its day-to-day operations, and QIWI’s financial position remains strong, the full impact of Sanctions on the Russian economy and other markets where QIWI operates remains unclear and requires cautiousness for the benefit of all shareholders and QIWI.

Infrastructure issues for the holders of QIWIs’ ADSs traded on MOEX

Part of QIWIs’ ADSs are traded on MOEX and held by the respective holders (“MOEX ADS Holders”) through the NSD. It is a requirement of Russian law that securities listed on MOEX be held in custody by depositaries via the NSD.

Euroclear suspended interactions with the NSD following the EU’s asset freeze designation of the NSD on June 3, 2022 under the Council Regulation (EU) No 269/2014 of March 17, 2014 concerning restrictive measures in respect of actions undermining or threatening the territorial integrity, sovereignty and independence of Ukraine, as amended (the “EU Regulation”). Consequently, the NSD has been prevented from making settlements for, and distribution of dividends to, the MOEX ADS Holders. In addition, the MOEX ADS Holders were not able to execute their voting rights and convert their ADSs into a Class B Ordinary Shares of QIWI PLC.

Obtaining a MEK License

The eighth round of EU sanctions introduced into the EU Regulation a new NSD-specific licensing ground for competent authorities to base their licenses on when applied for by an institution or entity.

On November 30, 2022, QIWI applied to the sanction authority established by the Ministry of Finance of the Republic of Cyprus (“MEK”) for an approval (the “License”) based on Article 6b(5) of the EU Regulation, to authorize a derogation in respect of the NSD, for the termination by January 7, 2023 of operations, contracts or other agreements concluded with it, or otherwise involving it, before June 3, 2022.

On December 20, 2022, the authorities granted QIWI the License, which authorizes:

(a) application by holders of the ADSs for the cancellation of the ADSs of the MOEX ADS Holders which are custodied with the NSD, and

(b) the transfer out of the NSD of the ADSs, subject to the following conditions:

(i) the relevant contracts were entered into prior to June 3, 2022;

(ii) the ADSs will not be transferred to another entity or central securities depository which is subject to sanctions; and

(iii) any actions for the release of the ADSs shall be completed before January 7, 2023.

Consequences for the MOEX ADS Holders

QIWI will engage in communications with Euroclear in order to allow qualifying MOEX ADS Holders to benefit from the authorization envisaged by the License, provided that Euroclear will comply with terms of the License.

It is QIWI’s understanding that Euroclear may choose to take a different approach and may not process the relevant instructions for cancellation of the ADSs submitted by the MOEX ADS Holders. The Company highlights to MOEX ADS Holders that conversion of their ADSs allows to eliminate sanctioned parties from the depositary chain, but the underlaying Class B ordinary shares are not traded on any stock exchange and thus considered to be illiquid shares.

The  MOEX ADSs  holders,  who  are willing to cancel their ADSs in order to withdraw the underlying Class B Ordinary shares of QIWI PLC are instructed to take the following steps:

•	to review the relevant provisions described in Section 2.05 of the Deposit Agreement, a copy of which is available for no charge at https://www.sec.gov/Archives/edgar/data/1201935/000101915513000182/qiwidepnrec.htm, and
•	to approach their broker or depositary for further assistance to surrender their ADSs as soon as possible given the existing time constraints for the License (January 7th 2023).

This statement does not constitute individual investment, financial or legal advice. This statement is for information purposes only and QIWI PLC shall not be liable if the interpretation of applicable laws and regulations by the relevant state authorities differs from the interpretation given in this statement. The MOEX ADSs holders should make an independent decision on how to act in connection with the published statement and, if necessary, contact their investment, legal and other advisors.

No impact for ADSs trading on Nasdaq

The effect of the License shall not impact the rights of shareholders of ADSs traded on Nasdaq and held in custody by depositaries outside of the NSD.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other startups.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com